Exhibit 99.1
Yingli Green Energy Subsidiary Signs Five-Year
US$50 Million Credit Facility Agreement with DEG and FMO
BAODING, China - September 2, 2008 - Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced that Baoding Tianwei Yingli New Energy Resources Co., Ltd (“Tianwei Yingli”), the Company’s principal operating subsidiary, has entered into a five-year credit facility agreement with DEG - Deutsche Investitions- und Entwicklungsgesellschaft mbH (“DEG”) and the Netherlands Development Finance Company (“FMO”).
Under the agreement, DEG and FMO have agreed to lend Tianwei Yingli up to an aggregate of US$50 million to support Tianwei Yingli’s capacity expansion, subject to certain conditions. The loans will be guaranteed by Yingli Green Energy and will carry an interest rate of LIBOR plus 3.0%, with outstanding principal payable in eight bi-annual installments from March 2010 to September 2013.
“Climate protection has been an important issue for DEG since the mid-1990s”, said Mr. Winfried Polte, Chairman of the Board of Management of DEG. “We are proud to support Yingli Green Energy as a company distinguished by exceptional expertise and a proven track record in the solar energy industry. In addition, Yingli Green Energy’s capacity expansion will create thousands of new jobs in China thereby contributing to economic growth in this rapidly developing economy.”
“FMO is strongly committed to renewable energy projects,” said Mr. Arthur Arnold, Chief Executive Officer of FMO. “Energy is central to economic and social development and essential to fighting poverty in emerging markets. Therefore we are pleased to contribute to the rapid growth of the solar energy market worldwide by financing Yingli Green Energy’s expansion of production capacity in China.”
“We are pleased to have been selected to receive financing from DEG and FMO, two well-known financial institutions that specialize in providing long term financing to support socially and environmentally friendly companies in developing countries,” commented Mr. Zongwei Li, Chief Financial Officer of Yingli Green Energy. “The strong commitment of DEG and FMO to our growth strategy not only strengthens our ability to expand our vertically integrated manufacturing capacity, but also enhances our debt structure by enabling us to shift to longer term indebtedness.”
“We believe this financing demonstrates DEG and FMO’s confidence in our business strengths and leadership position, as well as recognizes our status as a good corporate citizen. As a leading green energy company, we not only focus on developing our own business to provide returns to our shareholders, but also aim to make lasting contributions to society and the environment through job creation, appropriate working conditions and valuable technical training, as well as adherence to internationally accepted environmental protection standards and research and development efforts to create innovative energy efficient manufacturing processes.”

About DEG
DEG, a member of the KfW Bankengruppe (KfW Banking Group), finances investments in companies in developing and transition countries. As one of Europe’s largest development finance institutions, it promotes private business structures that contribute to sustainable economic growth and improved living conditions.
About FMO
FMO is the international development bank of the Netherlands and one of the largest bilateral development banks worldwide with an investment portfolio of approximately €3.5 billion. FMO invests risk capital in companies and financial institutions in developing countries with the goal of creating flourishing enterprises that can serve as engines of sustainable growth in their home countries.
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 200 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 MW by the end of 2008 and to 600 MW by mid-2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, France, China and the United States. For more information, please visit www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
E-mail: ir@yinglisolar.com
In the United States:
Linda Bergkamp
Christensen
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com
In Hong Kong:
Jung Chang
Christensen
Tel: +852-2232-3973
Email: jchang@ChristensenIR.com

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